Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

Direct Dial Number	E-mail Address
(202) 636-5508	debra.sutter@stblaw.com

VIA EDGAR

April 17, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Lisa Reid Ragen and Kris Guidroz

Re:	Franklin Advisers, Inc., et al. (File No. 812-15544)
Form APP WD: Request for Withdrawal of Application

Dear Msses. Reid Ragen and Guidroz:

On January 31, 2024, Franklin Advisers, Inc., et. al. (the “Applicants”), filed an application for an order from the Securities and Exchange Commission (the “Commission”) to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”) and Rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act (the “Application”).

The Applicants hereby respectfully request that the Application be withdrawn and the Commission take no action with respect thereto.

Should members of the staff have any questions or comments concerning this filing, they should contact Debra Sutter of Simpson Thacher & Bartlett LLP at (202) 636-5508 or debra.sutter@stblaw.com.

Very truly yours,

/s/ Debra Sutter
Debra Sutter

cc:	Jane Trust, Franklin Templeton

Todd Lebo, Esq., Franklin Templeton

Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP

David W. Blass, Esq., Simpson Thacher & Bartlett LLP

Ryan P. Brizek, Esq., Simpson Thacher & Bartlett LLP